EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$450	$387	$872	$773
Fixed charges excluding preferred stock dividends	65	65	130	126
Income for computation excluding interest on deposits	515	452	1,002	899
Interest expense excluding interest on deposits	52	50	102	97
One-third of rent expense	14	15	28	29
Preferred stock dividends	16	16	32	32
Fixed charges including preferred stock dividends	82	81	162	158
Ratio of earnings to fixed charges, excluding interest on deposits	6.34x	5.62x	6.20x	5.70x
Including Interest on Deposits
Income from continuing operations before income taxes	$450	$387	$872	$773
Fixed charges excluding preferred stock dividends	103	93	202	181
Income for computation including interest on deposits	553	480	1,074	954
Interest expense including interest on deposits	89	78	174	152
One-third of rent expense	14	15	28	29
Preferred stock dividends	16	16	32	32
Fixed charges including preferred stock dividends	119	109	234	213
Ratio of earnings to fixed charges, including interest on deposits	4.65x	4.42x	4.60x	4.48x